SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934
(Amendment No. __)

Filed by the Registrant [X]
Filed by party other than the registrant [ ]

Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2)).

[ ] Definitive Proxy Statement

[ ] Definitive additional materials.

[ ] Soliciting material under Rule 14a-12.

MEDICAL INTERNATIONAL TECHNOLOGY, INC.
(Name of Registrant as Specified in Charter)

Payment of Filing Fee (Check the appropriate box):

[ ] No fee required

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies: ____________________________
(2) Aggregate number of securities to which transaction applies: ____________________________
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): ________________________________
(4) Proposed maximum aggregate value of transaction: ___________________________________
(5) Total fee paid: ___________________________________

[ ] Fee paid previously with preliminary materials ______________________

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid: __________________________
(2) Form, Schedule or Registration Statement No.: ____________________________
(3) Filing Party: ____________________________
(4) Date Filed: __________________________

MEDICAL INTERNATIONAL TECHNOLOGY, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held November 17, 2005

TO OUR STOCKHOLDERS:

A special meeting of stockholders of Medical International Technology, Inc., will be held at 2281 Guenette Montreal (Saint-Laurent) QC Canada H4R 2E9, on Monday, November 17, 2005, at 10:00 a.m., Eastern Time. The purposes of the meeting are:

1. To consider and act upon a proposal to authorize and affect a reverse split in our issued and outstanding common stock on the basis of one shares of common stock for every ten shares of common stock issued and outstanding.

2. To transact such other business as may properly come before the meeting, or any adjournment thereof.

The Board of Directors has fixed the close of business on October 25, 2005 as the record date. Holders of our common stock of record at the close of business on the record date are entitled to receive notice of and to vote at the meeting, or any adjournment of the meeting.

All shareholders are invited to attend the Special Meeting in person. However, to assure your representation at the Special Meeting, you are urged to sign and return the enclosed proxy as promptly as possible. Any shareholder attending the Special Meeting may vote in person even if he or she has returned a proxy.

By Order of the Board of Directors,

_____
Karim Menassa, President

Montreal, Quebec
Dated: October 18, 2005

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD.

MEDICAL INTERNATIONAL TECHNOLOGY, INC.
2281 Guenette Montreal (Saint-Laurent) QC Canada H4R 2E9

FOR SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON NOVEMBER 17, 2005

GENERAL

The enclosed Proxy Statement is furnished in connection with the solicitation on behalf of the Board of Directors of MEDICAL INTERNATIONAL TECHNOLOGY, INC. (the "Company") of proxies for use at the Special Meeting of Stockholders to be held on November 17, 2005 at 10:00 a.m., Eastern Time, and at any adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Special Meeting of Stockholders.

The Meeting will be held at 2281 Guenette Montreal (Saint-Laurent) QC Canada H4R 2E9. The Company's telephone number is (514) 339-9355.

The Notice of Meeting, this Proxy Statement, the enclosed Proxy are first being sent or given to shareholders entitled to vote at the Special Meeting on or about November 17, 2005. Please contact the Company at 2281 Guenette Montreal (Saint-Laurent) QC Canada H4R 2E9, Attention: Secretary.

RECORD DATE

Our common stock is our only issued and outstanding class of voting securities. Stockholders of record at the close of business October 25, 2005, the record date for determining stockholders entitled to notice, are the only stockholders entitled to vote at the meeting. As of October 18, 2005, there were 46,909,253 shares of our common stock outstanding and entitled to vote. Each stockholder entitled to vote shall have one vote for each share of common stock registered in the stockholder's name on our books as of the record date. A complete list of our stockholders entitled to vote at the meeting will be available and open to the examination of any stockholder for any purpose germane to the meeting during ordinary business hours from and after October 28 2005, at our office, 2281 Guenette Montreal (Saint-Laurent) QC Canada H4R 2E9.

REVOCABILITY OF PROXIES

Upon receipt of an affirmative vote of a majority of the common stock of the Company, the Company will be authorized and intends to take all necessary steps to immediately complete each of the approved measures. However, you may revoke or change your Consent at any time prior to the receipt of the required number of votes or November 17, 2005, whichever first occurs. You may revoke or change your Consent by submitting another Consent card with a later date or by sending a written notice or revocation to Medical International Technology's Secretary at the Company's principal executive offices.

VOTING AND SOLICITATION

All proxies will be voted in accordance with the instructions of the shareholder. If no choice is specified, the shares will be voted FOR the approval of a reverse split in our issued and outstanding common stock on the basis of one shares of common stock for every ten shares of common stock issued and outstanding. Each shareholder is entitled to one vote for each share of Common Stock held by him or her on all matters presented at the Special Meeting. Shareholders do not have the right to cumulate their votes in the election of Directors.

The cost of soliciting proxies will be borne by the Company. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of the Company's Directors, officers and regular employees, without additional compensation, personally or by telephone, telegram, letter or facsimile.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

At the Special Meeting, the presence, in person or by proxy, of shareholders owning a majority of the shares of Common Stock issued and outstanding on the Record Date shall constitute a quorum for the transaction of business at the Meeting. Shares of Common Stock present in person or represented by proxy (including shares which abstain or do not vote with respect to one or more of the matters presented for shareholder approval) will be counted for purposes of determining whether a quorum exists at the Special Meeting.

If a quorum is present, the affirmative vote of the holders of a majority of the votes cast by the shareholders entitled to vote at the Special Meeting is required to approve any proposal submitted at the Meeting, including the approval of the reverse split. Although the Company will include abstentions and broker non-votes as present or represented for purposes of establishing a quorum for the transaction of business, the Company intends to exclude abstentions and broker non-votes from the tabulation of voting results on the approval of the reverse split or on any other issues requiring approval of a majority of the votes cast.

BENEFICIAL SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth the beneficial ownership of Common Stock of the Company as of October 18, 2005 for the following: (i) each person or entity who is known to the Company to beneficially own more than 5% of the outstanding shares of the Company's Common Stock; (ii) each of the Company's Directors (and nominees for election as Directors); (iii) the Company's Chief Executive Officer and each of the officers ("Named Officers") named in the Summary Compensation Table herein; and (iv) all Directors and executive officers of the Company as a group.

The number and percentage of shares beneficially owned is determined under rules of the Securities and Exchange Commission ("SEC"), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or dispositive power and also any shares that the individual has the right to acquire within sixty days of the Record Date through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and dispositive power (or shares such power) with respect to the shares shown as beneficially owned.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class
Karim Menassa,	21,973,890	46.84%
Michel Bayouk	6,865,350	14.64%
All Executive Officers and Directors as a Group	28,839,240	61.48%

As of the record date, there were 46,909,253 shares of common stock issued and outstanding and entitled to vote. Each share of common stock entitles its holder to one vote. Karim Menassa and Michel Bayouk serve as the members of our Board of Directors and Mr. Menassa is our President.

PROPOSAL NO. 1
APPROVAL OF 1:10 REVERSE SPLIT

The Board of Directors unanimously approved, subject to the approval of the stockholders at the special meeting to be held on November 17, 2005 a proposal to affect a reverse split of our issued and outstanding shares of common stock on the basis that each ten shares of common stock then issued and outstanding will be converted into one share of common stock. The number of shares of capital stock authorized by the Articles of Incorporation and the $0.0001 par value of the authorized capital stock will not change as a result of the proposed reverse stock split. Accordingly, each stock certificate which, prior to the effective date, represented shares of old common stock shall, upon the effective date, represent the number of shares of new common stock into which the shares of old common stock represented by the certificate shall be combined.

Background and Reasons For the Reverse Stock Split

On September 27, 2005, the Board of Directors voted in favor of the reverse stock split and directed that the reverse stock split be placed on the agenda for consideration by stockholders at the special meeting to be held on November 17, 2005. The Board of Directors believes that the per share price of our common stock justifies the proposed 1:10 reverse stock split and that it would not negatively impact the marketability of the existing shares or our potential ability to raise capital. The Board of Directors further believes that the increase in the number of shares of common stock outstanding as a consequence of the reverse stock split will ultimately encourage greater interest in our common stock by the financial community and investing public. Accordingly, we believe that our company and our stockholders will realize benefits over time and suffer no long-term negative consequences as a result of the proposed reverse split.

THERE CAN BE NO ASSURANCE, HOWEVER, THAT THE FOREGOING EFFECTS WILL OCCUR; OR THAT THE MARKET PRICE WILL EVER RISE TO A PRICE APPROXIMATING THE MARKET PRICE PRIOR TO THE REVERSE STOCK SPLIT.

Effects of the Reverse Stock Split

General Effects. As a result of the reverse stock split, the number of issued and outstanding shares of our common stock will be decreased from 46,909,253 shares to 4,690,925 shares, based upon the total number of issued and outstanding shares of common stock as of the record date on October 25, 2005. Please note that the reverse stock split will not change a stockholder's proportionate equity interest in our company.

Effect on Market for Common Stock. On October 17, 2005, the closing sale price of our common stock was $0.055 per share. By decreasing the number of shares of our common stock issued and outstanding without altering the aggregate economic interest in our company represented by the shares, the Board of Directors believes that the market price of the common stock will increase over time to a more appropriate price; however, there can be no assurance that this will occur. The new common stock will trade over-the-counter on the electronic Bulletin Board under a new trading symbol. We plan to seek listing of the new common stock on the NASDAQ Small Cap Market at such time, if ever, as the market price of the new common stock reaches the threshold required for such listing and other requirements are satisfied.

Effect on Outstanding Options or Other Convertible Securities. As of the date of this Information Statement, we have no outstanding options granted pursuant to the Medical International Technology, Inc.

Stock Option Plan We may grant options exercisable to purchase shares of common stock or issue other convertible securities or on or prior to the effective date of the reverse stock split. In the event of the issuance or grant of any of these securities, the Board of Directors would, upon the effective date of the reverse stock split, make a proportional adjustment in the number of shares of common stock subject to any outstanding options or convertible securities and a corresponding adjustment in the per share exercise or conversion price to reflect the reverse stock split.

Changes in Stockholders' Equity. As an additional result of the reverse stock split, our stated capital will decrease from $4,690.93 to $469.09 on the effective date of the reverse stock split. Our stated capital consists of the aggregate number of our shares of common stock outstanding from time-to-time, multiplied by the par value of $0.0001 of the common stock. The total of our stated capital and capital in excess of par consists of the aggregate value of cash or other consideration we received upon the issuance of all currently issued and outstanding shares of common stock. The common stock will have the same par value following the reverse stock split. Our company's stated capital will decrease because the number of shares of our common stock issued and outstanding will decrease tenfold as a result of the reverse stock split.

United States Income Tax Consequences. The following is a summary of the material anticipated United States income tax consequences of the reverse stock split to our stockholders. This summary is based on the provisions of the Internal Revenue Code of 1986, the Treasury Department Regulations issued pursuant thereto and published rulings and court decisions in effect as of the date of this Information Statement, all of which are subject to change. This summary does not take into account possible changes in these laws or interpretations, including amendments to the Code, applicable statutes, Regulations and proposed Regulations or changes in judicial or administrative rulings, some of which may have retroactive effect. No assurance can be given that any such changes will not adversely effect the discussion in this summary.

This summary is provided for general information only and does not purport to address all aspects of the possible federal income tax consequences of the reverse stock split and IS NOT INTENDED AS TAX ADVICE TO ANY PERSON. In particular, and without limiting the foregoing, this summary does not consider the federal income tax consequences to stockholders in light of their individual investment circumstances or to holders subject to special treatment under the federal income tax laws (for example, life insurance companies, regulated investment companies and foreign taxpayers). In addition, this summary does not address any consequence of the reverse stock split under any state, local or foreign tax laws. As a result, it is the responsibility of each stockholder to obtain and rely on advice from his or her personal tax advisor as to: (i) the effect on his or her personal tax situation of the reverse stock split, including the application and effect of state, local and foreign income and other tax laws; (ii) the effect of possible changes in judicial or administrative interpretations of existing legislation and Regulations, as well as possible future legislation and Regulations; and (iii) the reporting of information required in connection with the reverse stock split on his or her own tax returns. It will be the responsibility of each stockholder to prepare and file all appropriate federal, state and local tax returns.

No ruling from the Internal Revenue Service or opinion of counsel will be obtained regarding the federal income tax consequences to the stockholders of our company as a result of the reverse stock split. ACCORDINGLY, EACH STOCKHOLDER IS ENCOURAGED TO CONSULT HIS OR HER TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO THE STOCKHOLDER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

The following discussion describes certain federal income tax consequences of the proposed reverse stock split to our stockholders who are citizens or residents of the United States. In general, the federal income tax consequences of the proposed reverse stock split will be identical for all stockholders because they will receive solely new certificates in exchange for old certificates. In addition, the actual consequences for each stockholder will be governed by the specific facts and circumstances pertaining to his or her acquisition and ownership of the common stock. However, we believe that because the proposed reverse stock split is not a part of a plan to periodically increase a stockholder's proportionate interest in the assets or earnings and profits of our company, the proposed reverse stock split probably will have the following federal income tax effects:

No stockholder will recognize gain or loss on the exchange of old certificates for new certificates. In the aggregate, the stockholder's basis in the shares of common stock represented by new certificates will equal his basis in the shares of common stock represented by old certificates. The reverse stock split will constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986 and our company will not recognize any gain or loss as a result of the reverse stock split.

Exchange of Shares. A stockholder will be able to receive his or her shares of new common stock only by transmitting to Corporate Stock Transfer, Inc., Denver, Colorado, the transfer agent and registrar for our common stock, the stockholder's stock certificate(s) evidencing shares of old common stock issued and outstanding prior to the effective date of the reverse stock split, together with the properly completed and executed letter of transmittal and such evidence of ownership of the shares of old common stock as our company may require. Stockholders will not receive certificates for shares of new common stock unless and until the certificate(s) representing their shares of old common stock issued and outstanding prior to the reverse stock split are surrendered.

Each stockholder will be responsible for paying a service fee of twenty-five dollars ($25.00) upon the surrender of his or her stock certificate(s) in exchange for new common stock certificate(s). However, as noted above, as of the effective date of the reverse stock split, every ten issued and outstanding shares of our common stock, $0.0001 par value per share, will automatically, i.e., without further stockholder action, be divided into and reclassified as one share of common stock, $0.0001 par value per share. Thus, each stock certificate that, prior to the effective date of the reverse stock split, represented shares of old common stock will, upon the effective date of the reverse stock split, represent the number of shares of new common stock into which the shares of old common stock represented by the certificate are to be divided.

VOTE REQUIRED

Our Bylaws provide that the affirmative vote of a majority of the shares of common stock present or represented by proxy and voting at the special meeting is required to authorize an amendment to the Articles of Incorporation to effect a reverse split in our outstanding shares of common stock on the basis of one share of common stock for every ten shares of common stock issued and outstanding.

AMENDMENT TO ARTICLES OF INCORPORATION

 Upon approval of the proposal by the shareholders, the Company will file an amendment to its Articles of Incorporation in order to effect the reverse split. The proposed 10:1 reverse split in our outstanding shares of common stock will not become effective until the amendment to the Articles of Incorporation of Medical International Technology, Inc., in the form of Exhibit A, is filed with the Colorado Secretary of State. We expect to make the appropriate filing as soon as practicable after approval of the proposal.

DISSENTERS' RIGHTS

Under the Colorado Business Corporation Act, stockholders are not entitled to dissenters' rights of appraisal in connection with the proposed 1:10 reverse stock split.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE 10:1 REVERSE SPLIT.

SHAREHOLDER PROPOSALS

Shareholder proposals intended to be eligible for inclusion in the Company's Proxy Statement and proxy card relating to the Special Meeting of Stockholders of the Company must be submitted to the Company in accord with Rule 14a-8 under the Securities and Exchange Act of 1934 not later than the close of business on November 5, 2005, together with written notice of the shareholder's intention to present a proposal for action at the Special Meeting of Stockholders. The notice must be personally delivered to the Company or sent by first class certified mail, return receipt requested, postage prepaid, and must include the name and address of the shareholder, the number of voting securities held by the shareholder of record, a statement that the shareholder holds such shares beneficially and the text of the proposal to be presented for vote at the meeting, and a statement in support of the proposal.

A shareholder proposal is a shareholder's recommendation or requirement that the Company and/or its Board of Directors take action, which the shareholder intends to present at the Special Meeting Company's shareholders. The proposal should state as clearly as possible the course of action that the shareholder believes the Company should follow and should be accompanied by a supporting statement. The proposal, including the accompanying supporting statement, may not exceed 500 words. The Company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance with the Securities Exchange Act of 1934, file reports, proxy statements and other information, including annual reports on Form 10-KSB and quarterly reports on Form 10-QSB, with the Securities and Exchange Commission. Reports and other information that we file can be inspected and copied at the public reference facilities maintained at the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can be obtained upon written request addressed to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Section by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site on the Internet where reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission through the Electronic Data Gathering, Analysis and Retrieval System may be obtained free of charge. The address of the site is http://www.sec.gov.

OTHER MATTERS

The Board of Directors knows of no other matters to be submitted to the Special Meeting. If any other matters properly come before the Special Meeting, it is the intention of the person(s) named in the enclosed Proxy card to vote shares they represent as the Company may recommend or in accordance with their best judgment, pursuant to the discretionary authority granted by the Proxy.

It is important that your shares be represented at the Special Meeting, regardless of the number of shares that you hold. You are, therefore, urged to execute and return, at your earliest convenience, the accompanying proxy card.

By Order of the Board of Directors

 KARIM MENASSA, President
 Montreal, Quebec. October 18, 2005

**ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION OF**

MEDICAL INTERNATIONAL TECHNOLOGY, INC.

Pursuant to the provisions of Section 7-110-103 of the Colorado Business Corporation Act, the undersigned corporation hereby adopts the following Articles of Amendment to its Articles of Incorporation.

FIRST: The following amendment to the Articles of Incorporation of Medical International Technology, Inc was duly adopted by the stockholders of the corporation at a meeting held on October 21, 2005, in the manner prescribed by the Colorado Business Corporation Act, to-wit:

ARTICLE III

The total number of shares of all classes of capital stock that the corporation shall have authority to issue is 103,000,000 of which 3,000,000 shall be shares of preferred stock, $0.001 par value per share, and 100,000,000 shall be shares of common stock, $0.0001 par value per share, and the designations, preferences, limitations and relative rights of the shares of each class shall be as set forth in paragraphs (a) and (b) below.

(1) At the time this Amendment becomes effective, each ten shares of common stock, $0.0001 par value per share, of the Corporation issued and outstanding at such time shall be, and hereby is, changed and reclassified into one fully-paid and nonassessable share of common stock, $0.0001 par value per share, of the Corporation authorized by such Amendment, with the result that the number of shares of common stock of the Corporation issued and outstanding immediately prior to the taking of effect of this Amendment is 46,909,253 shares of common stock, $0.0001 par value per share, and the number of shares of common stock of the Corporation issued and outstanding immediately following the taking of effect of this Amendment is 4,690,925 shares of common stock, $0.0001 par value per share. At any time after this Amendment becomes effective, each certificate representing any shares of common stock, $0.0001 par value per share, of the Corporation outstanding immediately prior to the taking of effect of this Amendment (collectively, the "Old Certificates") shall be exchangeable for a certificate representing shares of common stock, $0.0001 par value per share, of the Corporation authorized by such Amendment (collectively, the "New Certificates"), in the ratio for such reclassification stated above (i.e., 1:10) through the surrender of such Old Certificates by the holders of record thereof to the Secretary of this Corporation at the principal office of the Corporation.

(2) Upon surrender for exchange by each shareholder of an Old Certificate, the Corporation shall issue and deliver to each such shareholder a New Certificate representing one shares of common stock, $0.0001 par value per share, of the Corporation for each ten shares of common stock, $0.0001 par value per share, of the Corporation issued and outstanding immediately prior to the taking of effect of this Amendment. The reclassification of ten issued and outstanding shares of common stock, $0.0001 par value per share, of the Corporation into one share of common stock, $0.0001 par value per share, of the Corporation shall be deemed to occur when this Amendment becomes effective and neither the surrender of the Old Certificates nor the issuance of the New Certificates shall be a necessary condition for the effectiveness of such reclassification. Each Old Certificate shall be canceled upon its surrender and a New Certificate shall be issued evidencing such shares as so reclassified. Consequently, the stated capital of this Corporation shall decrease from $4,690.93 to $469.09 following the taking of effect of this Amendment.

SECOND: The number of shares of common stock of the corporation outstanding at the time of the adoption of such amendment was 46,909,253 and the number of shares entitled to vote thereon was 46,909,253

THIRD: The designation and number of outstanding shares of each class entitled to vote thereon as a class were as follows, to-wit:

THIRD: The designation and number of outstanding shares of each class entitled to vote thereon as a class were as follows, to-wit:

Class	Number of Shares
Common	46,909,253

FOURTH: The number of shares of common stock voted for such amendment was A total of _____

shares, representing _____% with _____ opposing and _____ abstaining.

FIFTH: This amendment provides for the exchange, reclassification and cancellation of issued shares in the manner provided above.

IN WITNESS WHEREOF, the undersigned President and Secretary, having been thereunto duly authorized, have executed the foregoing Articles of Amendment on behalf of the corporation on the day of 2005.

Medical International Technology, Inc.

_____
Karim Menassa, Chairman, President, Director
On Behalf Of the Board

PROXY
MEDICAL INTERNATIONAL TECHNOLOGY, INC.
2281 Guenette Montreal (Saint-Laurent) QC Canada H4R 2E9

PROXY FOR SPECIAL MEETING OF STOCKHOLDERS
To Be Held NOVEMBER 17, 2005

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of MEDICAL INTERNATIONAL TECHNOLOGY, INC., a Colorado corporation (the "Company"), hereby acknowledges receipt of the Notice of Special Meeting of Stockholders and Proxy Statement, each dated October 18, 2005, and revoking all prior proxies, hereby appoints KARIM MANASSA, as proxy and attorney-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned to represent the undersigned at the Special Meeting of Stockholders of MEDICAL INTERNATIONAL TECHNOLOGY, INC., to be held on November 17, 2005, at 10:00 a.m. local time, at 2281 Guenette Montreal (Saint-Laurent) QC Canada H4R 2E9 and at any adjournment or adjournments thereof, and to vote and act upon the following matters proposed by the Company in respect of all shares of stock of the Company which the undersigned may be entitled to vote or act upon with all the powers the undersigned would possess if personally present.

A majority of such attorneys or substitutes as shall be present and shall act at said Special Meeting or any adjournment or adjournments thereof (or if only one shall represent and act, then that one) shall have and may exercise all of the powers of said attorneys-in-fact hereunder.

Upon receipt of an affirmative vote of a majority of the common stock of the Company, the Company will be authorized and intends to take all necessary steps to immediately complete each of the approved measures. However, you may revoke or change your Consent at any time prior to the receipt of the required number of votes or November 17, 2005, whichever first occurs. You may revoke or change your Consent by submitting another Consent card with a later date or by sending a written notice or revocation to Medical International Technology's Secretary at the Company's principal executive offices.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED FOR THE APPROVAL OF THE 1:10 REVERSE STOCK SPLIT AND AS SAID PROXY DEEMS ADVISABLE ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

[x] Please mark your votes as in this example.

1. To approve the 1:10 reverse split of the Company's common stock:

 [ ] For   [ ] Withhold

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO OTHER INDICATION IS MADE, THE PROXIES SHALL VOTE "FOR" PROPOSAL 1.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE URGED TO COMPLETE, DATE AND SIGN THIS PROXY AND RETURN IT ITO THE COMPANY AT YOUR EARLIEST POSSIBLE CONVENIENCE.

A VOTE "FOR" PROPOSAL 1 IS RECOMMENDED BY THE BOARD OF DIRECTORS.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING AND ANY ADJOURNMENT THEREOF.

MARK HERE FOR ADDRESS CHANGE AND NOTE CHANGE BELOW [ ]

MARK HERE IF YOU PLAN TO ATTEND THE MEETING [ ]

Please sign exactly as your name appears hereon. When shares are held by joint tenants, both owners should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other authorized officer, giving full title. If a partnership, please sign in partnership name by authorized person, giving full title.

PRINT NAME(S) EXACTLY AS SHOWN ON STOCK CERTIFICATE:

_____

_____

SIGNATURE:_____ DATE:_____

SIGNATURE:_____ DATE:_____